GRUPO MODELO, S.A.B. DE C.V.

January 15, 2008.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000224

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. Third Quarter 2007. Financial Information.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE **TRANSLATION FOR INFORMATION PURPOSES ONLY**

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	96,285,115	100	89,488,558	100
s02	CURRENT ASSETS	36,616,971	38	34,303,658	38
s03	CASH AND SHORT-TERM INVESTMENTS	20,814,225	22	22,240,948	25
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,333,197	5	2,989,348	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	899,458	1	767,874	1
s06	INVENTORIES	8,465,474	9	6,253,828	7
s07	OTHER CURRENT ASSETS	2,104,617	2	2,051,660	2
s08	LONG-TERM	5,416,721	6	4,454,687	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,646,955	2	1,355,181	2
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,688,502	4	3,006,719	3
s11	OTHER INVESTMENTS	81,264	0	92,787	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	50,876,225	53	48,494,364	54
s13	LAND AND BUILDINGS	24,221,681	25	24,237,172	27
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	38,061,428	40	37,114,347	41
s15	OTHER EQUIPMENT	9,465,439	10	9,026,504	10
s16	ACCUMULATED DEPRECIATION	25,972,739	27	24,136,107	27
s17	CONSTRUCTION IN PROGRESS	5,100,416	5	2,252,448	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	2,835,345	3	1,786,688	2
s19	OTHER ASSETS	539,853	1	449,161	1
s20	TOTAL LIABILITIES	15,810,133	100	13,734,356	100
s21	CURRENT LIABILITIES	7,716,087	49	5,658,743	41
s22	SUPPLIERS	3,304,227	21	2,113,806	15
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	1,853,085	12	1,478,001	11
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,558,775	16	2,066,936	15
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,094,046	51	8,075,613	59
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	80,474,982	100	75,754,202	100
s34	MINORITY INTEREST	19,723,708	25	17,524,824	23
s35	MAJORITY INTEREST	60,751,274	75	58,229,378	77
s36	CONTRIBUTED CAPITAL	17,189,039	21	17,189,039	23
s79	CAPITAL STOCK	16,115,766	20	16,115,766	21
s39	PREMIUM ON ISSUANCE OF SHARES	1,035,630	1	1,035,630	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	37,643	0	37,643	0
s41	EARNED CAPITAL	43,562,235	54	41,040,339	54
s42	RETAINED EARNINGS AND CAPITAL RESERVES	50,462,802	63	47,986,693	63
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,900,567)	(9)	(6,946,354)	(9)
s80	SHARES REPURCHASED	0	0	0	0

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	20,814,225	100	22,240,948	100
s46	CASH	1,178,268	6	963,610	4
s47	SHORT-TERM INVESTMENTS	19,635,957	94	21,277,338	96
s07	OTHER CURRENT ASSETS	2,104,617	100	2,051,660	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,104,617	100	2,051,660	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,835,345	100	1,786,688	100
s48	DEFERRED EXPENSES (NET)	2,316,741	82	1,564,318	88
s49	GOODWILL	518,604	18	222,370	12
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	539,853	100	449,161	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	488,886	91	385,066	86
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	50,967	9	64,095	14
s21	CURRENT LIABILITIES	7,716,087	100	5,658,743	100
s52	FOREIGN CURRENCY LIABILITIES	1,505,734	20	521,058	9
s53	MEXICAN PESOS LIABILITIES	6,210,353	80	5,137,685	91
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,558,775	100	2,066,936	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	1,960,319	77	1,641,231	79
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	598,456	23	425,705	21
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	8,094,046	100	8,075,613	100
s66	DEFERRED TAXES	8,094,046	100	8,075,613	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	16,115,766	100	16,115,766	100
s37	CAPITAL STOCK (NOMINAL)	2,839,652	18	2,839,652	18
s38	RESTATEMENT OF CAPITAL STOCK	13,276,114	82	13,276,114	82

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	50,462,802	100	47,986,693	100
s93	LEGAL RESERVE	3,162,218	6	2,725,105	6
s43	RESERVE FOR REPURCHASE OF SHARES	604,514	1	677,917	1
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	38,989,508	77	37,413,288	78
s45	NET INCOME FOR THE YEAR	7,706,562	15	7,170,383	15
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(6,900,567)	100	(6,946,354)	100
s70	ACCUMULATED MONETARY RESULT	4,578,412	(66)	4,578,412	(66)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(5,670,262)	82	(5,615,239)	81
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(5,385,409)	78	(5,385,409)	78
s99	LABOR OBLIGATION ADJUSTMENT	(423,308)	6	(524,118)	8
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	28,900,884	28,644,915
s73	PENSIONS AND SENIORITY PREMIUMS	5,801,595	5,403,137
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	20,104	19,103
s76	WORKERS (*)	18,185	18,105
s77	OUTSTANDING SHARES (*)	3,250,359,632	3,251,759,632
s78	REPURCHASED SHARES (*)	1,400,000	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	54,773,839	100	43,900,741	100
r02	COST OF SALES	24,334,485	44	19,766,928	45
r03	GROSS PROFIT	30,439,354	56	24,133,813	55
r04	GENERAL EXPENSES	14,049,768	26	10,977,533	25
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	16,389,586	30	13,156,280	30
r08	OTHER INCOME AND (EXPENSE), NET	(284,177)	(1)	(617,752)	(1)
r06	COMPREHENSIVE FINANCING RESULT	675,787	1	747,861	2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	16,781,196	31	13,286,389	30
r10	INCOME TAXES	4,400,570	8	3,934,931	9
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	12,380,626	23	9,351,458	21
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	12,380,626	23	9,351,458	21
r19	NET INCOME OF MINORITY INTEREST	4,674,064	9	2,181,075	5
r20	NET INCOME OF MAJORITY INTEREST	7,706,562	14	7,170,383	16

TRANSLATION FOR INFORMATIOI
PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	54,773,839	100	43,900,741	100
r21	DOMESTIC	30,723,990	56	30,630,418	70
r22	FOREIGN	24,049,849	44	13,270,323	30
r23	TRANSLATED INTO DOLLARS (***)	2,181,444	4	1,156,666	3
r08	OTHER INCOME AND (EXPENSE), NET	(284,177)	100	(617,752)	100
r49	OTHER INCOME AND (EXPENSE), NET	776,013	(273)	278,419	(45)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	1,080,892	(380)	915,084	(148)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(20,702)	7	(18,913)	3
r06	COMPREHENSIVE FINANCING RESULT	675,787	100	747,861	100
r24	INTEREST EXPENSE	0	0	89	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,037,460	154	1,052,743	141
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	131,549	19	164,821	22
r28	RESULT FROM MONETARY POSITION	(493,222)	(73)	(469,614)	(63)
r10	INCOME TAXES	4,400,570	100	3,934,931	100
r32	INCOME TAX	4,613,756	105	4,155,205	106
r33	DEFERRED INCOME TAX	(213,186)	(5)	(220,274)	(6)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	58,169,029	47,063,973
r37	TAX RESULT FOR THE YEAR	10,779,579	9,243,209
r38	NET SALES (**)	68,956,404	56,807,724
r39	OPERATING INCOME (**)	19,842,176	16,409,268
r40	NET INCOME OF MAJORITY INTEREST (**)	9,399,350	8,604,161
r41	NET CONSOLIDATED INCOME (**)	14,591,318	11,215,177
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,419,590	2,185,684

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	18,428,067	100	14,813,473	100
rt02	COST OF SALES	8,423,508	46	6,802,242	46
rt03	GROSS PROFIT	10,004,559	54	8,011,231	54
rt04	GENERAL EXPENSES	4,849,645	26	3,755,942	25
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	5,154,914	28	4,255,289	29
rt08	OTHER INCOME AND (EXPENSE), NET	(458,639)	(2)	304,289	2
rt06	COMPREHENSIVE FINANCING RESULT	120,666	1	(139,005)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	4,816,941	26	4,420,573	30
rt10	INCOME TAXES	1,162,979	6	1,265,284	9
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	3,653,962	20	3,155,289	21
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	3,653,962	20	3,155,289	21
rt19	NET INCOME OF MINORITY INTEREST	1,468,518	8	735,797	5
rt20	NET INCOME OF MAJORITY INTEREST	2,185,444	12	2,419,492	16

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	18,428,067	100	14,813,473	100
rt21	DOMESTIC	10,194,183	55	10,178,832	69
rt22	FOREIGN	8,233,884	45	4,634,641	31
rt23	TRANSLATED INTO DOLLARS (***)	759,359	4	407,110	3
rt08	OTHER INCOME AND (EXPENSE), NET	(458,639)	100	304,289	100
rt49	OTHER INCOME AND(EXPENSE), NET	(149,773)	33	619,465	204
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	315,169	(69)	323,413	106
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(6,303)	1	(8,237)	(3)
rt06	COMPREHENSIVE FINANCING RESULT	120,666	100	(139,005)	100
rt24	INTEREST EXPENSE	0	0	76	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	332,340	275	365,829	(263)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	108,811	90	(189,094)	136
rt28	RESULT FROM MONETARY POSITION	(320,485)	(266)	(315,664)	227
rt10	INCOME TAXES	1,162,979	100	1,265,284	100
rt32	INCOME TAX	1,461,022	126	1,525,382	121
rt33	DEFERRED INCOME TAX	(298,043)	(26)	(260,098)	(21)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	806,996	735,496

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	12,380,626	9,351,458
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,196,759	2,117,028
c03	RESOURCES FROM NET INCOME FOR THE YEAR	14,577,385	11,468,486
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,031,377)	258,718
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	12,546,008	11,727,204
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,026,728)	(61,025)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,912,343)	(5,553,634)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(9,939,071)	(5,614,659)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,349,609)	(2,551,389)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,742,672)	3,561,156
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	22,556,897	18,679,792
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	20,814,225	22,240,948

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO

QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	2,196,759	2,117,028
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,419,590	2,185,684
c41	+ (-) OTHER ITEMS	(222,831)	(68,656)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,031,377)	258,718
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,799,837)	(554,298)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,692,420)	(327,908)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	73,205	293,415
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	527,099	490,834
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	860,576	356,675
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(1,026,728)	(61,025)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(1,026,728)	(61,025)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(8,912,343)	(5,553,634)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	(8,912,343)	(5,553,634)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,349,609)	(2,551,389)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(308,497)	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,262,403)	(2,678,879)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(1,738,399)	480,288
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(1,040,310)	(352,798)

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.89		$ 2.65	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 2.89		$ 2.65	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 4.49		$ 3.42	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 18.68		$ 17.91	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 2.08		$ 1.30	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	3.13	times	2.76	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	20.22	times	18.71	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	22.60	%	21.30	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.47	%	14.77	%
p03	NET INCOME TO TOTAL ASSETS (**)	15.15	%	12.53	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	76.31	%	55.39	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(3.98)	%	(5.02)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.71	times	0.63	times
p07	NET SALES TO FIXED ASSETS (**)	1.35	times	1.17	times
p08	INVENTORIES TURNOVER (**)	3.64	times	4.08	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	18.57	days	15.98	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	16.42	%	15.34	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.19	times	0.18	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	9.52	%	3.79	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	147,823.37	times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.36	times	4.13	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.74	times	6.06	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.64	times	4.95	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.31	times	2.49	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	269.75	%	393.03	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	26.61	%	26.12	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.70)	%	0.58	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	131,766.33	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	10.33	%	1.08	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	89.66	%	98.91	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	29.02	%	104.99	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTES TO FINANCIAL STATEMENTS

CONSOLIDATED
Final Printing

THE CONSIDERED INPC THAT I AM USED FOR THE CLOSING OF THE MONTH OF SEPTEMBER OF 2007 WAS OF 123,558 (118,699 IN 2006)

THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSIÓN = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

REFERENCE TAX RESULT FOR THE PERIOD CORRESPONS TO THAT OF GRUPO MODELO, DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

IN THIS REFERENCE THE AMOUNT IN DOLLARS INDEED INVOICED AND NOT THE AMOUNT BY THE EXCHANGE RATE OF THE QUARTER IS HANDLED.

REFERENCE C31 COLUM INCLUDES THE PAYMENT OF DIVIDENS IN THE FOLLOWING MANNER:

	2007	2006
MAJORITY INTERESTS	6,840,447	4,262,576
MINORITY INTERESTS	2,071,896	1,291,058
	---------	---------
	8,912,343	5,553,634
	=========	=========

r06:
r23:
r06:
r06:
r06:

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THER BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

GRUPO MODELO REPORTS
THIRD QUARTER 2007 RESULTS

MEXICO CITY, OCTOBER 18, 2007. GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES (BMV:GMODELOC) (GRUPO MODELO OR THE COMPANY), THE LEADING BREWER IN MEXICO AND PRODUCER OF THE BEST-SELLING MEXICAN BEER IN THE WORLD, TODAY ANNOUNCED ITS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007.

IN THE THIRD QUARTER OF 2007, TOTAL VOLUME INCREASED 3.8% TO 13.1 MILLION HECTOLITERS. THE DOMESTIC MARKET REGISTERED VOLUME INCREASES OF 3.8% IN MODELOS BRANDS AND 27.7% IN THE IMPORTED BRAND PORTFOLIO, AS A RESULT OF SOLID DEMAND IN THE FIRST HALF OF THE QUARTER AND THE IMPACT OF HEAVY RAINS AT THE END OF THE PERIOD. REGARDING BRAND PERFORMANCE, ESTRELLA OUTPERFORMED IN THE QUARTER WITH THE HIGHEST RATE OF GROWTH.

EXPORT VOLUMES INCREASED 3.0% COMPARED TO THE SAME QUARTER OF THE PREVIOUS YEAR. THE VOLUME SOLD IN THE U.S. WAS AFFECTED BY THE PRICE INCREASE IMPLEMENTED BY CROWN THAT REACHED THE FINAL CONSUMER AT THE END OF THE SECOND QUARTER; THUS, THE VOLUME IN THE THIRD QUARTER DECLINED 0.8%. IT IS WORTH NOTING THAT AS A CONSEQUENCE OF THE STARTUP OF CROWN IMPORTS OPERATIONS, SALES VOLUME IN THE U.S. AS OF 2007 REFLECTS THE SALE OF THE IMPORTER TO DISTRIBUTORS, WHILE THE VOLUME FIGURES IN 2006 REFLECT THE SALES OF GRUPO MODELO TO IMPORTERS. THEREFORE, THE VOLUME CHANGE IS NOT ENTIRELY COMPARABLE. REGARDING OTHER EXPORT MARKETS, OCEANA, EUROPE AND LATIN AMERICA WERE THE REGIONS WITH THE MOST OUTSTANDING GROWTH.

NET SALES TOTALED 18,428 MILLION PESOS, WHICH REPRESENTS A RISE OF 24.4% COMPARED TO THE SAME QUARTER OF 2006. DOMESTIC SALES INCREASED 2.7% DUE TO THE COMBINATION OF A VOLUME INCREASE AND THE REDUCTION IN THE PRICE PER HECTOLITER OF 1.4% IN REAL TERMS. TOTAL EXPORT REVENUES WERE 759 MILLION DOLLARS, AN INCREASE OF 86.5%. THE AVERAGE EXPORT PRICE PER HECTOLITER GREW 81.0% IN DOLLARS, PRIMARILY AS A RESULT OF THE CONSOLIDATION OF CROWN IMPORTS.

DURING THE THIRD QUARTER OF 2007, CROWN IMPORTS, LLC., REGISTERED NET SALES OF 675 MILLION DOLLARS AND OPERATING PROFIT OF 150 MILLION DOLLARS.

THE COST OF GOODS SOLD INCREASED 23.8% DUE TO THE INCORPORATION OF THE STORAGE AND DISTRIBUTION COSTS OF THE PRODUCTS SENT TO CROWN IMPORTS WAREHOUSES, AS WELL AS TO THE INCREASES IN PACKAGING FOR THE DOMESTIC MARKET AND CERTAIN RAW MATERIALS. GROSS PROFIT GREW 24.9% COMPARED TO THE THIRD QUARTER OF 2006, WHILE THE MARGIN EXPANDED 20 BASIS POINTS, REACHING 54.3%.

OPERATING EXPENSES INCREASED 29.1% MAINLY AS A RESULT OF THE CONSOLIDATION OF ADVERTISING AND DISTRIBUTION EXPENSES INCURRED IN THE U.S. LIKEWISE, IN MEXICO, ADVERTISING EXPENSES INCREASED, MOST NOTABLY TO SUPPORT THE ESTRELLA BRAND CAMPAIGN, AS DID EXPENSES ASSOCIATED WITH THE CONVENIENCE STORE BUSINESS. OPERATING PROFIT WAS 5,155 MILLION PESOS, WHICH REPRESENTS AN INCREASE OF 21.1% OVER 2006. CONSEQUENTLY, THE OPERATING MARGIN REGISTERED A 70 BASIS POINT CONTRACTION, REACHING 28.0%.

THE COMPREHENSIVE FINANCING RESULT REGISTERED A GAIN OF 121 MILLION PESOS, COMPARED TO THE 139 MILLION PESOS LOSS REGISTERED IN THE SAME QUARTER OF THE PRIOR YEAR. THIS IS A RESULT OF THE EXCHANGE AND FINANCIAL GAINS.

THE OTHER INCOME AND EXPENSE HEADING SHOWED A LOSS OF 459 MILLION PESOS, COMPARED TO A GAIN OF 304 MILLION PESOS IN 2006. IT INCLUDES EMPLOYEE PROFIT SHARING; ACCORDING TO MODIFICATIONS TO MEXICAN GAAP, AS OF 2007, THIS HEADING IS NO LONGER REGISTERED AS TAXES AND IS RECLASSIFIED TO THE OTHER EXPENSES LINE, (FOR COMPARISON PURPOSES, THE PROFIT SHARING OF 2006 WAS RECLASSIFIED). IT ALSO INCLUDES THE CHARGES RELATED TO THE CONVENIENCE STORE RESTRUCTURING PROCESS.

MINORITY INTEREST PARTICIPATION IN THE QUARTER TOTALED 1,469 MILLION PESOS, 99.6% HIGHER THAN THE AMOUNT REPORTED IN 2006. THIS FIGURE INCLUDES 803 MILLION PESOS THAT CORRESPONDS TO BARTON BEERS, A SUBSIDIARY OF CONSTELLATION BRANDS, FOR ITS 50% STAKE IN CROWN IMPORTS. THEREFORE, NET MAJORITY INCOME WAS 2,185 MILLION PESOS, 9.7% BELOW THE PRIOR YEAR FIGURE. THUS, NET MARGIN WAS 11.9%, COMPARED TO 16.3% POSTED LAST YEAR.

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS

MARKET	3T07	%	3T-06	%	VAR. (%)
DOMESTIC	8.555	65.3	8.240	65.2	3.8%
IMPORT	0.172	1.3	0.134	1.1	27.7%
TOTAL DOMESTIC	8.727	66.6	8.374	66.3	4.2%
EXPORT	4.384	33.4	4.255	33.7	3.0%
TOTAL	13.111	100.0	12.629	100.0	3.8%

2007 FINANCIAL SUMMARY

DURING THE FIRST NINE MONTHS OF 2007, TOTAL BEER VOLUME GREW 3.3% COMPARED TO THE SAME PERIOD OF LAST YEAR, REACHING 38.7 MILLION HECTOLITERS. IN THE DOMESTIC MARKET, SALES VOLUME INCLUDING IMPORTS, REGISTERED GROWTH OF 3.8%. ON THE OTHER HAND, EXPORTS INCREASED 2.1% AND REPRESENTED 32.5% OF TOTAL VOLUME.

NET SALES TOTALED 54,774 MILLION PESOS, AN INCREASE OF 24.8%. DOMESTIC SALES GREW 1.7%, WHILE EXPORTS ROSE 81.2%. TOTAL EXPORT REVENUES WERE 2,181 MILLION DOLLARS, WHICH REPRESENTED AN INCREASE OF 88.6% COMPARED WITH THE PREVIOUS YEAR.

THE COST OF GOODS SOLD GREW 23.1%, BELOW THE INCREASE POSTED IN NET SALES. THIS FIGURE INCLUDES THE COSTS OF CROWN IMPORTS AS WELL AS INCREASES IN CERTAIN RAW MATERIALS AND PACKAGING. GROSS PROFIT TOTALED 30,439 MILLION PESOS, AN INCREASE OF 26.1% COMPARED TO THE FIRST NINE MONTHS OF 2006. GROSS MARGIN EXPANDED 60 BASIS POINTS TO 55.6%.

OPERATING EXPENSES INCREASED 28.0% MAINLY DUE TO THE CONSOLIDATION OF THE ADVERTISING AND DISTRIBUTION EXPENSES INCURRED IN THE U.S., AS WELL AS HIGHER ADVERTISING EXPENSES IN MEXICO AND IN THE CONVENIENCE STORE BUSINESS. OPERATING PROFIT REGISTERED AN INCREASE OF 24.6% OVER THE SAME PERIOD OF THE PRIOR YEAR, TOTALING 16,390 MILLION PESOS. THUS, OPERATING MARGIN WAS 29.9% COMPARED TO THE 30.0% POSTED IN 2006.

DEPRECIATION AND AMORTIZATION TOTALED 2,420 MILLION PESOS AND REPRESENTED 4.4% OF NET SALES. EBITDA (OPERATING INCOME + DEPRECIATION EQUITY INCOME OF ASSOCIATES INCLUDED IN COGS) TOTALED 18,416 MILLION PESOS, A FIGURE 23.6% HIGHER THAN IN THE PREVIOUS YEAR. EBITDA MARGIN WAS 33.6%.

IN TERMS OF TAXES, IT IS IMPORTANT TO HIGHLIGHT THAT THE FISCAL SCHEME OF CROWN IMPORTS, LLC STATES THAT THE SHAREHOLDERS OF THIS COMPANY ARE RESPONSIBLE FOR FULFILLING ITS FISCAL OBLIGATIONS; AS A RESULT, THE INCOME TAX HEADING ONLY SHOWS THE AMOUNT THAT CORRESPONDS TO GRUPO MODELOS OBLIGATION FOR ITS 50% STAKE. THEREFORE, THE EFFECTIVE TAX RATE WAS 26.2%, BELOW THE 29.6% POSTED IN THE SAME PERIOD OF 2006.

FINALLY, NET MAJORITY INCOME WAS 7,707 MILLION PESOS, REPRESENTING AN INCREASE OF 7.5% AND A MARGIN OF 14.1%. CONSEQUENTLY, THE EARNINGS PER SHARE FOR THE FIRST NINE MONTHS OF THE YEAR WAS 2.4 PESOS.

FINANCIAL POSITION

AS OF SEPTEMBER 30, 2007, GRUPO MODELOS CASH AND MARKETABLE SECURITIES ACCOUNTED FOR 21.6% OF TOTAL ASSETS, IN CONTRAST TO THE 24.9% IN 2006. ON THE OTHER HAND, TOTAL ASSETS GREW 7.6% OVER THE LAST TWELVE MONTHS. THE FINANCIAL POSITION OF THE COMPANY REMAINED STRONG, WITH SHORT-TERM OPERATIONAL LIABILITIES TOTALING 7,716 MILLION PESOS. STOCKHOLDERS EQUITY TOTALED 80,475 MILLION PESOS, REPRESENTING A 6.2% INCREASE COMPARED TO THE PRIOR YEAR.

CAPITAL EXPENDITURES

AS OF SEPTEMBER 2007, GRUPO MODELO INVESTED 3,005 MILLION PESOS OF ITS INTERNALLY GENERATED CASH FLOW. THE FUNDS WERE ALLOCATED AS SHOWN IN THE TABLE.

AREA	SEPTEMBER 2007
COAHUILA BREWERY	34.2%
BREWERIES & OTHER FACTORIES	40.2%
SALES	25.6%

GRUPO MODELO, S.A.B. DE C.V. AND SUBSIDIARIES
SALES OF BEER IN MILLION HECTOLITERS
FIGURES AS OF SEPTEMBER 30, 2007 AND 2006

MARKET	2007	%	2006	%	VAR (%)
DOMESTIC	25.623	66.3	24.766	66.1	3.5
IMPORT	0.498	1.3	0.395	1.1	25.9
TOTAL DOMESTIC	26.121	67.5	25.161	67.2	3.8
EXPORT	12.550	32.5	12.286	32.8	2.1
TOTAL	38.671	100.0	37.447	100.0	3.3

FORWARD-LOOKING STATEMENTS
THIS PRESS RELEASE MAY INCLUDE CERTAIN EXPECTATIONS REGARDING THE FINANCIAL AND OPERATING PERFORMANCE OF GRUPO MODELO AND ITS SUBSIDIARIES. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON MANAGEMENTS BEST ESTIMATES USING CURRENT AND KNOWN INFORMATION. HOWEVER, SUCH STATEMENTS AND EXPECTATIONS MAY VARY DUE TO FACTS, CIRCUMSTANCES AND EVENTS BEYOND THE CONTROL OF GRUPO MODELO AND ITS SUBSIDIARIES.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30 2007 AND 2006

Amounts expressed in thousands of pesos of September 30, 2007 purchasing power

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. B. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The Consolidated Financial Statement, includes the financial information of Crown Imports, company constitututed by the association, between the group and Barton Beers, Ltd.

c) Grupo Modelo, S. A.B. de C. V. is mainly engaged in holding 76.75% of the common stock of Diblo S. A. de C. V., whose business in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders' equity, are as follows:

Breweries:	Percentage of shareholding in the shares comprising the capital stock
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Compañía Cervecera de Coahuila, S.A. de C.V.	100

Transformation of barley to malt:	Percentage of shareholding in the shares comprising the capital stock
Cebadas y Maltas, S. A. de C. V.	100
GModelo Agriculture, Inc.	100
Extractos y Maltas, S.A. de C.V.	100

Machinery manufacturer:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo del Bajío, S.A. de C.V.	100
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo en Michoacán, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Distributors of beer and other products abroad:	
GModelo Corporation, Inc. (50% Crown Imports LLC Holding)	100
Procermex, Inc.	100
GModelo Europa, S.A.U.	100
Eurocermex, S. A.	100

2. ACCOUNTING POLICIES:

The Group accounting policies used in preparing these consolidated financial statements comply with the requirements for reasonable presentation set forth by Mexican Financial Information

Standards (NIF) and are expressed in pesos of September 30, 2007 purchasing power through application of National Consumer Price Index (NCPI) factors. Those standards require that the Group's Management make certain estimates and assumptions in determining the valuation of some items included in the consolidated financial statements.

Following is a summary of the most significant accounting policies, methods and criteria for recognizing the effects of inflation on the financial information:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial position and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect shareholding of more than 50% of the common stock. All significant balances and transactions between consolidated companies have been eliminated for consolidation purposes. Consolidation was performed based on the audited financial statements of most of the subsidiaries.

b) Marketable securities - Investments in marketable securities correspond to financial instruments related to the Groups' business purpose and financial instruments available for sale, and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, between interested and willing parties in a free market transaction.

c) Derivative financial instruments - The main financial risks for the Company pertain to exchange fluctuations (dollar-peso) and the price of natural gas, which are covered by contracting derivative instruments (Over-the-Counter) with different parties. This item is recorded as assets and liabilities at their reasonable value. Gains or losses on those investments are recorded in income for the year. (See Note 16).

d) Inventories and cost of sales - This item is originally recorded through the last-in-first-out method and is subsequently restated to replacement cost. Values thus determined do not exceed market value. See Note 4.

e) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. Equity in the net income of associated companies that manufacture materials used in the production of beer is included in the of income statement as a reduction in cost of sales.

f) Property, plant and equipment - These items are recorded at acquisition cost, restated by applying inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and on the basis of their acquisition cost in the case of purchases subsequent to that date.

g) Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by applying NCPI factors based on the ageing of the expenditure.

h) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

i) Deferred expenses and intangible assets - Intangible assets are recognized in the balance sheets provided they are identifiable, they generate expected economic benefits, and there is control over said benefits. These items are restated by applying NCPI factors based on expenditure ageing. Licenses and permits represent payments made to exploit a patent or registration issued by the owner of said items. They are recorded at acquisition value, which at the date of the consolidated financial statements is similar to market.

j) Amortization - The original amount and restatement increment for installation, organization and intangible asset expenses are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined based on expected future economic benefits.

k) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of long-lived assets, tangible and intangible, in order to determine if there is indication of significant impairment in those assets, no impairment was determined. At the date of the consolidated financial statements.

l) Labor obligations upon retirement - The effects of seniority premiums to which employees are entitled after 15 years so service and obligations for compensation at the end of employment established in retirement plans established for employees are recorded as cost for the years in which said services are rendered, based on actuarial studies performed by independent experts, and are recorded based on the guidelines of Statement D-3, "Labor Obligations" and the amendments thereto.

Contributions to the trusts managing the various plan assets are in accordance with Mexican Tax Regulators. See Note 8

m) Deferred income tax and employees' profit sharing - To determine deferred income tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the income tax rate to all temporary differences of assets and liabilities at the date of the

consolidated financial statements. Deferred Statutory Profit Sharing only arises on non-recurring temporary items. See Note 12 c

n) Stockholders' equity - The capital stock, legal reserve, contributions for future capital increases and retained earnings represent the value of those items in terms of September 30, 2007 purchasing power and are restated by applying NCPI factors to historical amounts.

Premium on share subscription - This item represents the excess difference between payment of subscribed shares and the theoretical value of those shares at the time of subscription, and is restated by applying NCPI factors.

Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss", described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since those costs are compared to restatements determined using the NCPI. If the specific costs are higher than the indexes, there is a gain from holding non-monetary assets; otherwise, there is a loss. The gain or loss from holding non-monetary assets, generated until 1996 due to restatement of fixed assets is restated in the same way as other stockholders' equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

o) Gains or loss on monetary position - This account represents the effect of inflation on monetary assets and liabilities, even when they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, since although assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a profit arises, since they are settled with money of lower purchasing power. Those effects are charged or credited to income statement and form part of comprehensive financing income.

p) Comprehensive income - This item represents the net profit for the period, non monetary assets result, the gain (loss) for the translation of the subsidiaries located abroad, plus any items which, in accordance with the provisions of other statements, must be recorded directly in stockholders' equity and do not qualify as capital contributions or reductions.

q) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

r) Foreign currencies - Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are debited or credited to income. See Note 14.

s) Translation of the financial information of subsidiaries located abroad - Conversion to Mexican pesos, used as the basis for consolidation, was carried out based on the guidelines of Statement B-15, "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", was performed on the following bases: a) monetary items at the exchange rate in effect for the year-end close, purchase exchange rate $10.9134 ($10.975 in 2006) to the US dollar, b) non-monetary items at historical exchange rate, c) income-loss items at average exchange rate for each month of the year, and d) the effect of conversion is recorded under comprehensive financing income-loss. The financial statements in Mexican pesos are restated at the period close by applying the provisions of Statement B-10.

3. ACCOUNTS AND NOTES RECEIVABLE:

This account is made up as follows:

Item	2007	2006
Trade accounts receivable	$6,234,928	$4,604,208
Sundry debtors	609,397	524,152
Salesmen	18,279	16,717
	6,862,604	5,145,077
Less - Allowance for doubtful accounts	(339,193)	(416,510)
	6,523,411	4,728,567
Recoverable taxes	253,641	319,449
Non-consolidated related companies (See Note 11)	64,993	35,144
Officers and employees	37,565	29,244
	6,879,610	5,112,404

Less - Current accounts and notes receivable	(5,232,655)	(3,757,223)
Long-term accounts and notes receivable	$1,646,955	$1,355,181

4. INVENTORIES:

This account is made up as follows:

Item	2007	2006
Containers and packing	$2,889,411	$2,036,687
Finished goods and work in process	2,331,235	1,798,309
Merchandise in transit and advances to suppliers	1,341,523	503,550
Raw materials	1,166,540	1,251,119
Spare parts and accesories	675,608	681,527
Advertising articles	197,252	152,707
	8,601,569	6,423,899
Less- Allowance for slow-moving inventories	(136,095)	(170,071)
	$8,465,474	$6,253,828

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Shareholding percentage in shares comprising the capital stock	2007	2006
Dirección de Fábricas, S. A. de C. V. (holder of glass manufacturing companies)	41	$3,272,681	$2,885,313
Manantiales La Asunción, S.A.P.I. de C.V.	60	266,374	-
Gondi, S. A. de C. V.	7	214,318	188,738
Investments abroad	40-81	121,194	120,421
		3,874,567	3,194,472
Other		37,407	52,635

	3,911,974	3,247,107
Less - Allowance for decline in book value	(142,208)	(147,601)
	$3,769,766	$3,099,506

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities amounting to $431,160 ($440,221 EN 2006) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

Item	Annual percentage of depreciation rate	2007 Historical cost - net	2007 Restatement - net	2007 Total net value	2006 Total net value
Land	-	$1,631,023	$3,271,494	$4,902,517	$4,922,263
Machinery and equipment	5	14,402,161	7,746,082	22,148,243	22,687,369
Transportation equipment	12 to 25	2,573,800	332,588	2,906,388	2,771,360
Buildings and constructions	2	6,982,113	6,649,525	13,631,638	14,007,411
Computer equipment	25	507,241	37,034	544,275	547,037
Furniture and other equipment	7	717,471	71,364	788,837	409,102
Antipollution equipment	5	545,474	307,941	853,415	897,376
Construction in progress advances to suppliers.	-	4,938,295	162,617	5,100,912	2,252,447
		$32,297,578	$18,578,645	$50,876,223	$48,494,364

Depreciation for the year amounted to $2,282,570 ($2,112,759 in 2006).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $2,000,457 ($3,184,467 in 2006), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines. This work is expected to conclude in 2007 and 2008.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item	2007	2006
Deferred expenses	$2,524,103	$2,081,705
Goodwill and other intangible assets	1,336,467	588,475
	3,860,570	2,670,180
Less - Acumulated amortization	(974,258)	(819,398)
	2,886,312	1,850,783
Intangible assets for labor obligations upon retirement (See Note 8)	488,886	385,065
	$3,375,198	$2,235,848

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. Those compensations are payable only after employees have worked a certain number of years.

- As of the date of the consolidated financial statements, the amount of the accrued liability for labor obligations upon retirement is analyzed as follows:

Description	2007	2006
Obligations for current benefits	$5,487,992	$5,372,108
Additional amount of projected benefits	414,950	431,895
Obligations for projected benefits	5,902,942	5,804,003
Plan assets (trust fund)	(5,829,009)	(5,183,591)
	73,933	620,412
Items to be amortized over a period of 13 to 19 years:		
For adjustments to assumptions	(540,694)	(1,101,429)
For past services	(567,084)	(591,923)
	(1,033,845)	(1,072,940)
Projected net assets		
Additional liability made of:		

Intangible assets	488,886	385,065
Adjustment to capital	544,959	687,875
Accrued liability	$ -	$ -

- The intangible assets and the adjustment to capital derived from subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $221,478 ($283,218 in 2006). In the period, payments made by the trusts to beneficiaries amounted to $234,806 ($270,304 in 2006).

- The net cost for the period amounted to $191,056 ($222,195 in 2006), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and an average increase in salaries of 1.5% in both periods.

- During the period severance indemnities were paid of $345,271 ($363,758 in 2006)

9. CONTINGENCIES AND COMMITMENTS:

a) Various lawsuits are currently outstanding for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any event, the result of the lawsuits will not substantially affect the consolidated financial position or the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 137 million U.S. dollars (111 million U.S. dollars in 2006)

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lese payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

a) As of September 30, 2007 and 2006, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, comprised of 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always comprise at least 56.10% of the total shares of the common stock with voting rights, and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Comprised of 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may comprise more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Comprised of 650,351,920 fully subscribed and paid-in nonvoting shares, which in no case may comprise more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	13,276,114
	$16,115,766

b) Composition of updating of some shareholder's equity accounts:

Item	Net Historical Cost	Net Restatement	Net Restatement
Capital	$2,839,652	$13,276,114	$16,115,766
Share Premium	193,388	879,886	1,073,274
Accumulated Profits			
Legal Reserve	2,413,910	748,308	3,162,218
Reserve for acquisition of own shares	76,598	527,916	604,514
To be applied	32,928,833	6,060,675	38,989,508
Profit for the period	7,596,655	109,907	7,706,562
Total	$46,049,036	$21,602,806	$67,651,842

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the period is made up as follows:

Description	2007	2006
Consolidated net income for the period	$12,380,625	$9,351,457
Result from holding non-monetary assets	(91,220)	(196,115)
Comprehensive income	$12,289,405	$9,155,342

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of September 30 2007 and 2006 are as follows:

Item	2007	2006
Income currently payable	$4,579,416	$4,131,796
Asset tax	34,340	23,409
Deferred income tax	(213,186)	(220,274)
	$4,400,570	$3,934,931

b) On January 1, 2005, the amendments to the Income Tax Law went into effect and stipulate an annual reduction of the income tax rate until it reaches 28% in 2007.

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item	2007	2006
Fixed assets and other assets	$6,489,245	$6,378,662
Inventories	672,050	836,353
Labor obligations upon retirement	292,397	301,452
Other	598,203	508,427

Subtotal	8,051,895	8,024,714
Tax credits corresponding to:		
Recoverable asset tax	(68,485)	(81,105)
Total deferred tax liability	7,983,410	7,943,609
Deferred employees' profit sharing	110,636	132,004
Total deferred income tax and employees' profit sharing liability	$8,094,046	$8,075,613

d) Asset tax is calculated by applying the rate of 1.25% (1.8% in 2006) to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to amount determined in accordance with the special rules set forth in the Income Tax Law.

The employees' profit sharing provision charged to income is made up as follows:

Item	2007	2006
Current employees' profit sharing	$1,080,892	$915,084
Deferred employees' profit sharing	(20,702)	(18,913)
	$1,060,190	$896,171

f) The legal rate for ISR, is 28% (39% in 2006), wich differ from the effective rate, 26.01% (34.06% in 2006), which must with the object of the fiscal consolidation and nondeductible expenses, mainly.

g) At the date of the consolidated financial statements, asset tax amount to $332,846 ($276,819 in 2006), which can be recovered in the following ten years to the extent income tax exceeds asset tax in any of those years.

- Certain subsidiaries incurred in no income tax, and therefore the asset tax for the year is considered an account receivable for those companies in which there is certainty that said

amount can be credited against income tax in future years. This item is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amount to $68,485 ($81,105 in 2006).

- Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the period, and amounted to $34,340 ($23,409 in 2006).

h) Grupo Modelo S. A. B. de C. V., together with its direct and indirect subsidiaries, is authorized by the tax authorities to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- The consolidation percentage is the average shareholding, which is applied to each of the subsidiaries, and is 100%. Subsidiaries' tax loss carryforwards included in the determination of the consolidated tax result and corresponding to tax years 1999 to 2004 , and which are to be applied against tax profits generated in the period, are considered at the consolidating percentage multiplied by the 0.60 factor .

- Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are not applied in accordance with the law must be added to the consolidated profit of the year in which they expire.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $13,186 ($13,584 in 2006) at the time these subsidiaries generate taxable income, and which may be offset against future tax profits after have been restated. Tax losses from prior years in the amount of $9,823 ($25,294 in 2006) have been offset in the year vs. historical losses of prior years.

j) Retained earnings are subject to income tax payable by the company in the event of a distribution (in cash or assets), which is considered to be a final payment on the basis of the following:

- Dividends paid out from the After-tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 28% income tax on the result of multiplying the dividend paid by the factor of 1.3889 (1.4085 in 2006); the corresponding tax may be

credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- In the exercise they were decreed, in favor of the majority shareholders, dividends to historical values by $6,763,660 (4,218,836 in 2006) which were diminished of cufin.

- At of the date of the consolidated financial statements, the CUFIN balance is $23,379,089 ($20,872,604 in 2006).

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2007	2006
Purchases of:		
Containers and packaging	$5,504,037	$5,003,218
Machinery	-	2,278
Raw materials	449,298	-
	$5,953,335	$5,005,496
Sales of:		
Recyclable materials	$ 118,935	$151,261
Machinery and maintenance services	23,109	20
	$ 142,044	$151,281

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group had the following position in thousand U.S. dollars:

Description	2007	2006

Assets	518,334	314,364
Liabilities	137,881	45,728

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.9134 pesos exchange rate for assets and $10.9205 for liabilities to the US dollar	$5,656,835	$1,505,734

c) At the date of the consolidated financial statements, there were inventories amounting to 47,279 U.S. dollars (57,470 U.S. dollars in 2006), which for the most part can only be acquired abroad.

d) During the period, the following operations were carried out in U.S. dollars (thousands):

Description	2007	2006
Exports of finished goods	2,181,444	1,144,237
Collection of royalties	9,730	132,022
Exports of packaging and other materials	27,537	38,244
	2,218,711	1,314,503
Purchase of inventories	471,672	168,409
Freight, advertising, taxes and duties, and other items	495,767	208,976
Purchase of machinery and payment of other services	125,876	34,281
Purchase of spare parts	44,656	7,014
	1,137,971	418,680
Net	1,080,740	95,823

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

Assets	518,334	314,364
Liabilities	137,881	45,728

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.9134 pesos exchange rate for assets and $10.9205 for liabilities to the US dollar	$5,656,835	$1,505,734

c) At the date of the consolidated financial statements, there were inventories amounting to 47,279,000 U.S. dollars (57,470,000 U.S. dollars in 2006), which for the most part can only be acquired abroad.

d) During the period, the following operations were carried out in U.S. dollars (thousands):

Description	2007	2006
Exports of finished goods	2,181,444	1,144,237
Collection of royalties	9,730	132,022
Exports of packaging and other materials	27,537	38,244
	2,218,711	1,314,503
Purchase of inventories	471,672	168,409
Freight, advertising, taxes and duties, and other items	495,767	208,976
Purchase of machinery and payment of other services	125,876	34,281
Purchase of spare parts	44,656	7,014
	1,137,971	418,680
Net	1,080,740	95,823

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2007:	Income	Consolidated net profit	Identifiable assets
Domestic	$30,723,990	$6,487,448	$88,124,462
Exports	24,049,849	5,893,177	8,160,651(1)
	$54,773,839	$12,380,625	$ 96,285,113

2006:	Income	Consolidated net profit	Identifiable assets
Domestic	$30,630,418	$6,471,210	$85,748,295
Exports	13,270,323	2,880,248	3,740,263 (1)
	$43,900,741	$9,351,458	$89,488,558

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

b) The group has carried out some transactions with derived financial instruments, which have been recognized like of cover, since they mitigate the exhibition to volatileness in the price of natural gas as I ooze of the production.

17.- ASSOCIATION CONTRACT:

The Group and Constellation Brands, Inc. held in July 2006 a partnership for the import and marketing of the portfolio of brands of beer produced by the Group to the entire territory of the United States of America, starting on January 2, 2007.

By November 29, 2006, Grupo Modelo signed a letter of intent with Nestle Water, to establish a

partnership for participation in the production and sale of bottled water in Mexico. On January 30, 2007 was legally formalized such alliance.

18. <u>NEW ACCOUNTING PRONOUNCEMENTS</u>:

The provisions of the Financial Information Standards (NIFs for their initials in Spanish) issued by the Mexican Board for Investigation and Research of Financial Information Standards (CINIF for its initials in Spanish) went into effect as from January 1, 2007. Those standards are not expected to have a significant effect on the Group's financial information.

NIF B -3, Statement of Income" - incorporates a new approach to classify income, costs and expenses as ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees' statutory profit sharing as an ordinary expense rather than a tax on profits.

NIF B-13, "Subsequent events" - requires recognition in the period in which asset and liability restructurings and actually occur and when creditors waive their rights to collect on debts due to non compliance by the entity in connection with debt agreements. The above matters are disclosed in the notes to the financial statements.

NIF C-13, "Related parties" - broadens the definition (scope) of the concept of related parties and increases the requirements of disclosure in the notes to the financial statements.

NIF D-6, "Capitalization of the Comprehensive Financing Income" - establishes the obligation to capitalize the comprehensive income, as well as the rules for capitalization.

During the year, the CINIF, enacted various NIF'S, will have effect on the financial information as is the case of tin B-10 to remove the recognition of the effects of inflation in the financial statements, or as the case that NIF-D3 words that make the effects of movement in alleged to affect the outcome of year.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A B. DE C.V.

QUARTER: 3 YEAR: 2007

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERS
DIBLO, S.A. DE C.V.	HOLDING	243,229,213	76.75

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	3,272,681
MANANTIALES LA ASUNCION	WATER PRODUCCION	112,581,270	60.00	302,778	266,374
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	214,318
SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	77,337
RESERVE FOR IMPAIRMENT		0	0	0	(142,208)
TOTAL INVESTMENT IN ASSOCIATEDS				378,071	3,688,502
OTHER PERMANENT INVESTMENTS					81,264
TOTAL				378,071	3,769,766

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD,
THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE

CREDITS BREAK DOWN
(THOUSAND OF PESOS)

QUARTER 3 YEAR: 2007

CONSOLIDATED
FINAL PRINTING

CREDIT TYPE / INSTITUTION	With foreing Institution (1)	Date of agreement	AMORTIZATION DATE	AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $) TIME INTERVAL: CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $) TIME INTERVAL: CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS															
BOTTLES	NOT APPLIED			540,751	0	0	0	0	0						
PACKING	NOT APPLIED			117,514											
CAN	NOT APPLIED			6,992	0	0	0	0	0						
MALT	NOT APPLIED			7,717	0	0	0	0	0						
FUEL	NOT APPLIED			94,718	0	0	0	0	0						
PUBLICITY	NOT APPLIED			400,097	0	0	0	0	0						
SPARE PARTS	NOT APPLIED			85 283											
LABELS	NOT APPLIED			225	0	0	0	0	0						
FREIGHT	NOT APPLIED			5,845	0	0	0	0	0						
ELECTRICITY	NOT APPLIED			3,517	0	0	0	0	0						
WATER AND ICE	NOT APPLIED			31,586	0	0	0	0	0						
OTHER RAW MATERIALS	NOT APPLIED			58,576	0	0	0	0	0						
MACHINERY AND EQUIPMENT	NOT APPLIED			19 866	0	0	0	0	0						
SERVICES	NOT APPLIED			44 379	0	0	0	0	0						
PALLETS	NOT APPLIED			7,346	0	0	0	0	0						
FEES	NOT APPLIED			26,703	0	0	0	0	0						
MAINTENANCE	NOT APPLIED			36,887	0	0	0	0	0						
COMPUTER EQUIPMENT	NOT APPLIED			2,363	0	0	0	0	0						
MAIL AND PHONE	NOT APPLIED			116	0	0	0	0	0						
SOFT DRINKS	NOT APPLIED			28,441	0	0	0	0	0						
GRITS	NOT APPLIED			3,899	0	0	0	0	0						
CUSTOM EXPENSES	NOT APPLIED			2,344	0	0	0	0	0						
BARLEY	NOT APPLIED			3,547	0	0	0	0	0						
CONSTRUCTION LIABILITIES	NOT APPLIED			3 416	0	0	0	0	0						
STATIONERY	NOT APPLIED			3,961	0	0	0	0	0						
CHEMICAL PRODUCTS	NOT APPLIED			7419	0	0	0	0	0						
CLEANING MATERIALS	NOT APPLIED			40	0	0	0	0	0						
INSURANCES	NOT APPLIED			864	0	0	0	0	0						
GROCERIES	NOT APPLIED			341,182	0	0	0	0	0						
REFRIGERATION EQUIPMENT	NOT APPLIED			31,046	0	0	0	0	0						
OTHERS	NOT APPLIED			141,522											
BOTTLES	NOT									40,105	0	0	0	0	0
PACKING	NOT									2,834	0	0	0	0	0
FUEL	NOT									323	0	0	0	0	0
PUBLICITY	NOT									134 984	0	0	0	0	0
SPARE PARTS	NOT									22 449	0	0	0	0	0
FREIGHT	NOT									46 497	0	0	0	0	0
OTHER RAW MATERIALS	NOT									204,193	0	0	0	0	0
MACHINERY AND EQUIPMENT	NOT									90,572	0	0	0	0	0
SERVICES	NOT									270,856	0	0	0	0	0
PALLETS	NOT									21,742	0	0	0	0	0
MAINTENANCE	NOT									503	0	0	0	0	0
FEES	NOT									985	0	0	0	0	0
BEER	NOT									353,372	0	0	0	0	0
CUSTOM EXPENSES	NOT									3 [illegible]	0	0	0	0	0
PUBLICITY	NOT									96	0	0	0	0	0
ARRANGEMENT	NOT									982	0	0	0	0	0
BARLEY	NOT									7,133	0	0	0	0	0
INSURANCES	NOT									91					
OTHERS	NOT									78,308					
HOPS	NOT									5,944	0	0	0	0	0
TOTAL SUPPLIERS				2,054,164		0	0	0	0	1 250,063	0	0	0	0	0
						0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)															
	NOT APPLIED NOT			0	0	0	0	0	0	0	0	0	0	0	0
TOTAL															
OTHER CURRENT LIABILITIES WITHOUT COST (S26)															
OTHER LIABILITIES	NOT APPLIED			2,303,104	0	0	0	0	0	255 671	0	0	0	0	0
OTHER LIABILITIES	NOT														
TOTAL				2,303,104		0	0	0	0	255 671	0	0	0	0	0
TOTAL GENERAL				4 357,268	0	0	0	0	0	1,505 734	0	0	0	0	0

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

MONETARY FOREING CURRENCY POSITION

(Thousands of Mexican Pesos)

CONSOLIDATED
FINAL PRINTING

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	518,334	5,656,835	0	0	5,656,835
LIABILITIES POSITION	133,494	1,457,747	4,387	47,987	1,505,734
SHORT-TERM LIABILITIES POSITION	133,494	1,457,747	4,387	47,987	1,505,734
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	384,840	4,199,088	(4,387)	(47,987)	4,151,101

NOTES

THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.9134 PESOS FOR ASSETS AND $10.9205 FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

STOCK EXCHANGE CODE: GMODELO QUARTER: 3 YEAR: 2007

GRUPO MODELO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	30,045,577	6,207,280	(23,838,298)	0.01	(123,116)
FEBRUARY	29,934,982	6,338,366	(23,596,616)	0.00	(65,956)
MARCH	31,817,260	6,967,358	(24,849,902)	0.00	(53,782)
APRIL	33,083,032	7,245,128	(25,837,904)	0.00	15,430
MAY	27,184,082	7,733,982	(19,450,100)	0.00	94,886
JUNE	27,881,989	7,100,027	(20,781,962)	0.00	(24,957)
JULY	28,467,146	6,648,735	(21,818,412)	0.00	(92,672)
AUGUST	30,439,481	7,544,748	(22,894,734)	0.00	(93,274)
SEPTEMBER	30,260,957	7,751,459	(22,509,498)	0.01	(150,754)
RESTATEMENT				0.00	973
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(493,222)

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

========= N / A ==========

ACTUAL SITUATION OF FINANCIAL LIMITED

========= N / A ==========

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 3 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
FINAL PRINTING

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	98.10
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	95.60
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	80.40
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	79.80
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	100.00
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	95.80
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	82.90
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	100.00
GMODELO AGRICULTURE INC.	TRANSFORMATION OF BARLEY INTO MALT	100	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALTA	CEBADAS Y MALTAS, S.A. DE C.V.	MALTA	CARGILL MALT	SI	0
	EXTRACTOS Y MALTAS, S.A. DE C.	MALTA	PRAIRIE MALT LIMITED	SI	0
		MALTA	INTERNATIONAL MALTING COMPANY	SI	0
		MALTA	GMODELO AGRICULTURE, INC.	SI	8.74
GRITS	CP INGREDIENTES, S.A. DE C.V.				0
	ALMIDONES MEXICANOS, S.A. DE C				3.88
ARROZ	IPACPA, S.A. DE C.V.				0.40
		LUPULO	JOHN I. HAAS, INC.	NO	0
			S.S. STEINER, INC.		1.07

NOTES

MEXICAN STOCK EXCHANGE

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 3 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
SALES

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	26,121	26,472,252	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
	0	0	0.0	MONTEJO	CONSUMER
	0	0	0.0	LEON	CONSUMER
	0	0	0.0	MODELO LIGTH	CONSUMER
OTHER INCOME	0	4,251,738	0.0		
FOREIGN SALES					
BEER	12,550	24,049,849	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		54,773,839			

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

QUARTER: 3 YEAR 2007

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED
FINAL PRINTING

MAIN PRODUCTS	TOTAL PRODUCTION		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	12,550	24,049,849	U.S.A.		CONSUMER
	0	0	CANADA		CONSUMER
	0	0	EUROPA		CONSUMER
	0	0	ASIA		CONSUMER
	0	0	LATINOAMERICA		CONSUMER
FOREIGN SUBSIDIARIES					
TOTAL		24,049,849			

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
THE MARKS ARE COMERCIALIZED OF INDISTINCT FOR IN THE DIFFERENT DESTINIES

IN THE AMOUNT OF NATIONAL BEER IS DROP THE DISCOUNTS THAT AFFECTING OTHER INCOME LINE AND IN THIS QUARTER WERE HELD CHANGES FOR, THE PAST AFTER CHANGES SHOULD BE:

	ACCUMULATED		QUARTER	
	2006	2007	2007	2006
DOMESTIC:	26,472,252	26,022,981	8,751,912	8,518,656
BEER	4,251,738	4,607,437	1,442,271	1,660,176
OTHER INCOME				
FOREIGN:				
BEER	24,049,849	13,270,323	8,233,884	4,634,641
TOTAL	54,773,839	43,900,741	18,428,061	14,813,473

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	2	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0.0000	2	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0.0000	2	0	648,951,920	0	648,951,920	0	967,801
TOTAL			1,459,389,728	1,790,969,904	1,459,389,728	1,790,969,904	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,250,359,632

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

THE AMOUNT OF PS. $5,100,415 ($2,252,447 IN 2006), OF WORK IN PROGESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENST INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY $2,000,457 ($3,184,467 IN 2006) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2007 AND 2008.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED
Final Printing

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENT B-15, TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS, WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE PERIOD CLOSE, PURCHASE EXCHANGE RATE $10.9134 ($10.975 IN 2006) TO THE US DOLLAR, B) NON-MONETARY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOSS ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF THE YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS. THE FINANCIAL STATEMENTS IN MEXICAN PESOS ARE RESTATED AT THE PERIOD CLOSE BY APPLYING THE PROVISIONS OF STATEMENT B-10.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2007	2006
ASSETS	626,899	161,406
LIABILITIES	69,478	16,670
NET ASSETS	557,421	144,736

END